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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 06/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PowellJohnson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3322 West End Avenue
(No. and Street)

Nashville (City) Tennessee (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Estep (615) 277-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton & Harrell, PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) Tennessee (State) 37228 (Zip Code)

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

RECD S.E.C.
AUG 30 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney C. Brower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PowellJohnson, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRY D. DAVIS
STATE OF TENNESSEE
NOTARY PUBLIC
ROBERTSON COUNTY

Notary Public 8-4-08

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POWELLJOHNSON, INC. AND SUBSIDIARIES

NASHVILLE, TENNESSEE

CONSOLIDATED FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2004

POWELLJOHNSON, INC. AND SUBSIDIARIES

NASHVILLE, TENNESSEE

CONSOLIDATED FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2004

CONTENTS

	PAGE
FORM X-17A-5, PART III	1 - 2
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES	3
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Statement of Financial Condition	4
Consolidated Statement of Operations	5
Consolidated Statement of Changes in Stockholders' Equity	6
Consolidated Statement of Cash Flows	7 - 8
Notes to Consolidated Financial Statements	9 - 17
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Under Rule 15c3-1	18
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	19
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	20
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	21
Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation	22
Material Inadequacies Found to Exist or Found to Have Existed	23
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL	24 - 25

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
PowellJohnson, Inc. and Subsidiaries
Nashville, Tennessee

We have audited the accompanying consolidated statement of financial condition of PowellJohnson, Inc. and Subsidiaries (the "Company"), as of June 30, 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PowellJohnson, Inc. and Subsidiaries as of June 30, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has suffered significant losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
August 10, 2004

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

POWELLJOHNSON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash	$ 1,134,300
Deposits with clearing broker	50,000
Receivables:	
Clearing organizations	28,296
Other	13,112
Prepaid expenses	82,734
Investment in PCT Publishing, LLC	75,000
Furniture, equipment and improvements - at cost, less accumulated depreciation of $631,668 - Note 4	1,427,469
TOTAL ASSETS	$ 2,810,911

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 516,212
COMMITMENTS - Note 5	
STOCKHOLDERS' EQUITY - Notes 7 and 10	
Preferred Stock:	
Series A voting; no par value; 995,576 shares authorized; 442,478 shares issued and outstanding	6,250,000
Series A-1 voting; no par value; 212,390 shares authorized; 141,594 shares issued and outstanding	2,000,000
Other series - 1,000,000 shares authorized; none issued	-
Common Stock:	
Class A non-voting, no par value; 1,500,000 shares authorized; 17,043 shares issued and outstanding	100,000
Class B voting, no par value; 4,000,000 shares authorized; 1,557,522 shares issued and outstanding	8,044,616
Retained deficit	(13,999,917)
	2,394,699
Deferred compensation	(100,000)
TOTAL STOCKHOLDERS' EQUITY	2,294,699
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,810,911

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2004

REVENUES	
Commissions	$ 829,192
Investment advisory fees	753,515
Interest income	36,950
Other	5,095
TOTAL REVENUES	1,624,752
EXPENSES	
Employee compensation and benefits	6,686,486
Occupancy	1,138,455
Communications and data processing	497,562
Floor brokerage, exchange and clearance fees	278,436
Other	1,828,303
TOTAL EXPENSES	10,429,242
NET LOSS	$ (8,804,490)

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	SERIES A CONVERTIBLE PREFERRED STOCK		SERIES A-1 CONVERTIBLE PREFERRED STOCK		CLASS A COMMON STOCK		CLASS B COMMON STOCK		RETAINED	TOTAL STOCKHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	EQUITY
BALANCE - JULY 1, 2003	-	$ -	-	$ -	-	$ -	87,389	$ 7,644,616	$ (5,195,427)	$ 2,449,189
Issuance of common stock on July 11, 2003	-	-	-	-	-	-	4,000	400,000	-	400,000
Issuance of common stock on July 18, 2003	-	-	-	-	1,000	100,000	-	-	-	100,000
Additional shares issued pursuant to stock split on July 31, 2003	-	-	-	-	16,043	-	1,466,133	-	-	-
Issuance of preferred stock on July 31, 2003	442,478	6,250,000	-	-	-	-	-	-	-	6,250,000
Issuance of preferred stock on April 26, 2004	-	-	141,594	2,000,000	-	-	-	-	-	2,000,000
Net loss for the year	-	-	-	-	-	-	-	-	(8,804,490)	(8,804,490)
BALANCE - JUNE 30, 2004	442,478	$ 6,250,000	141,594	$ 2,000,000	17,043	$ 100,000	1,557,522	$ 8,044,616	$ (13,999,917)	$ 2,394,699

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

OPERATING ACTIVITIES	
Net loss	$ (8,804,490)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	400,799
Gain on disposal of furniture, equipment and improvements	(50)
Common stock issued as compensation	400,000
Increase in operating assets:	
Receivable from clearing broker	(109,575)
Other receivables	(2,727)
Prepaid expenses	(13,148)
Increase in operating liabilities:	
Accounts payable and accrued expenses	66,693
Total Adjustments	741,992
NET CASH USED IN OPERATING ACTIVITIES	(8,062,498)
INVESTING ACTIVITIES	
Purchase of furniture, equipment and improvements	(564,650)
Proceeds from sale of furniture, equipment and improvements	50
Proceeds from sale of certificate of deposit	250,000
NET CASH USED IN INVESTING ACTIVITIES	(314,600)
FINANCING ACTIVITIES	
Proceeds from issuance of preferred stock	8,250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,250,000
NET DECREASE IN CASH	(127,098)
CASH - beginning of year	1,261,398
CASH - end of year	$ 1,134,300

(continued on next page)

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED JUNE 30, 2004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:	
Interest expense	$ -
Income taxes	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PowellJohnson, Inc. ("Powell") was incorporated on August 7, 2002. On December 20, 2002, Powell received its license as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD").

Powell is headquartered in Nashville, Tennessee, with additional offices in Raleigh, North Carolina, Charlotte, North Carolina, and New York, New York.

West End Partners, LLC (dba WestEnd Advisors) was formed on March 11, 2003, as a Tennessee limited liability company. West End Partners, LLC ("WestEnd") is a registered investment advisor with an office located in Charlotte, North Carolina. Powell is the sole member of WestEnd.

PowellJohnson Insurance Agency, Inc. ("PowellJohnson Insurance") was incorporated on October 15, 2003. PowellJohnson Insurance provides agency and registry services for Powell.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the accounts of PowellJohnson, Inc. and its subsidiaries, West End Partners, LLC and PowellJohnson Insurance Agency, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year

The Company has adopted a June 30 fiscal reporting year for financial statement and tax return purposes.

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2004, the Company had no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

The Company utilizes a clearing broker, National Financial Services, LLC ("NFS"), for trading purposes. In connection with its correspondent clearing agreement with NFS, the Company has agreed to maintain a $50,000 deposit with NFS. The interest-bearing deposit is held in an NFS account and is returnable to the Company upon termination of the correspondent clearing agreement.

Prepaid expenses

Prepaid expenses are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Investment in PCT Publishing, LLC

The Company owns a 25% membership interest in PCT Publishing, LLC; however, the Company does not have the ability to exercise significant influence as defined by Financial Accounting Standards Board Interpretation No. 35, *Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.* Therefore, the investment is reported at cost which, in management's opinion, does not exceed fair value.

Furniture, equipment and improvements

Furniture, equipment and improvements are recorded at cost or the contributing stockholder's historical cost basis less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income taxes

The Company is classified as a C corporation for federal income tax purposes. Deferred income tax assets and liabilities are computed for tax loss carryovers and differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in the deferred tax assets and liabilities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated absences

Compensated absences are accrued for vacation days earned by employees that will be paid to them in the future.

Commission income

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur, which is not materially different from the trade-date amounts.

Investment advisory income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising and communication costs

Advertising and communication costs are expensed as incurred. Total advertising and communication costs were approximately $177,000 for the year ended June 30, 2004.

Deferred compensation

Deferred compensation will be amortized over a three-year period beginning in fiscal year ending June 30, 2005 (see Note 7).

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expensed during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF RISK

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions. At June 30, 2004, cash balances per bank in excess of insured limits approximated $990,000.

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2004:

Furniture and fixtures	$ 790,326
Computers and equipment	881,482
Interest in airplane	120,000
Leasehold improvements	267,329
	2,059,137
Accumulated depreciation	(631,668)
Furniture, equipment and improvements, net	$ 1,427,469

The Company owns a 1/16th undivided interest in an airplane.

Depreciation expense amounted to $400,799 in 2004 and is included in occupancy expense in the consolidated statement of operations.

NOTE 5 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, Raleigh, North Carolina, Charlotte, North Carolina, and New York, New York, under non-cancelable operating leases with accelerating payments that expire over the next seven years.

The Company leases office equipment under both cancelable and non-cancelable contracts that expire over the next four fiscal years and has other commitments for subscriptions to communication and data services and contracts for brokerage clearing that expire over the next two fiscal years.

As of June 30, 2004, aggregate future office rental, equipment leases and other commitments under non-cancelable agreements consist of the following:

Year Ending June 30,	Office Rental	Equipment Leases	Other	Total
2005	$ 741,265	$ 33,336	$ 285,861	$ 1,060,462
2006	735,812	30,069	252,000	1,017,881
2007	754,085	12,688	-	766,773
2008	347,620	2,608	-	350,228
2009	217,070	-	-	217,070
Thereafter	274,934	-	-	274,934
Total	$ 3,070,786	$ 78,701	$ 537,861	$ 3,687,348

Total office rental expense incurred, as reported on a straight-line basis, under all such agreements for the year ended June 30, 2004, amounted to approximately $650,000. Total equipment lease expense incurred for the year ended June 30, 2004, approximated $45,000. Both office rental and equipment lease expense are included in occupancy expense in the consolidated statement of operations.

NOTE 6 - INCOME TAXES

The net deferred tax asset as of June 30, 2004, consists of the following:

Deferred tax assets:	
Federal and state net operating loss carryovers	$ 4,665,688
Capitalized start-up costs	547,473
	5,213,161
Less: valuation allowance	(5,017,371)
	195,790
Deferred tax liability:	
Depreciation on furniture, equipment and improvements	(195,790)
Net deferred tax asset	$ -

Temporary differences result primarily from net operating loss carryforwards (federal and state) and differences in the method of reporting pre-license expenses and depreciation expense for income tax and financial reporting purposes. At June 30, 2004, the Company has net operating loss carryforwards for both federal and state tax purposes of approximately $12,278,000, which can be carried forward to offset future taxable income for fifteen years (expiring in 2019).

NOTE 7 - CAPITAL STOCK

On July 11, 2003, the Company issued 4,000 shares of Class B voting common stock as compensation to an employee.

On July 18, 2003, the Company issued 1,000 shares of Class A non-voting common stock to an employee pursuant to a deferred compensation arrangement. Rights to these shares vest ratably over a three-year period. If the employee terminates prior to full vesting, any non-vested shares will be repurchased by the Company for $1.

On July 31, 2003, the Company's charter (the "Charter") was amended to change the total authorized capital stock to 1,500,000 shares of Class A non-voting common stock and 3,000,000 shares of Class B voting common stock. The amendment also authorized a total of 442,478 shares of Series A convertible preferred stock ("Preferred Stock").

NOTE 7 - CAPITAL STOCK (CONTINUED)

On July 31, 2003, the Company entered into an agreement with Lovell Minnick Equity Partners LP (formerly Putnam Lovell Equity Partners LP) for the issuance of all 442,478 authorized shares of the Company's Preferred Stock for a cash investment of $6,250,000. Lovell Minnick Equity Partners LP is a provider of growth capital to developing companies in the financial services industry.

On April 26, 2004, the Company's Charter was amended to change the total authorized shares of Class B voting common stock to 4,000,000 shares. The amendment also authorized 2,207,966 shares of convertible preferred stock ("Series Preferred"), of which 995,576 of Series A preferred and 212,390 of Series A-1 Preferred have been authorized, leaving 1,000,000 shares of other preferred stock authorized but not issued.

Each share of Series A Preferred Stock carries an annual dividend of $1.13 per share. The dividends will be payable when declared by the Board of Directors and will accumulate until paid from the date of the stock's issuance. No cash dividends or other distributions, except those payable solely in the Company's common stock, may be paid or declared until the preferred stock dividends are paid or declared and cash is reserved for payment. Series A Preferred Stockholders are entitled to receive a liquidation preference of $14.125 per share plus all accumulated, accrued or declared but unpaid dividends. As of June 30, 2004, total dividends in arrears were approximately $450,000.

Each share of Series A Preferred Stock may be converted, at any time, at the option of the holder, into Class B voting common stock, by dividing $14.125 by the conversion price, as defined by the Charter. The Company will reserve the calculated converted number of shares of Class B common stock for all outstanding shares of Series A Preferred Stock. Each share of Preferred Stock will be automatically converted to Class B voting common stock at the applicable conversion price at the earlier of a firm commitment for an underwritten public offering for the sale of Class B common stock at a price of not less than $70.625 per share, and an aggregate offering price of not less than $25,000,000, or the election by holders of a majority of the Series A Preferred Stock to convert their shares to Class B voting common stock. Presently, 442,478 shares of Class B common stock are reserved for the potential conversion of Series A Preferred Stock.

The Company has the right to redeem all, but not less than all, of the Series A Preferred Stock at any time during the six-month period beginning on the 66th month following the date first issued. The redemption price will be the greater of the then fair market value of the Series A Preferred Stock or $14.125 plus all accumulated, accrued or declared but unpaid dividends per share.

In connection with and immediately prior to the issuance of the Preferred Stock, the Company's Board authorized a 17.04277455591-for-1 stock split on all common stock previously authorized and issued by the Company.

NOTE 7 - CAPITAL STOCK (CONTINUED)

Each share of Series A-1 Preferred carries an annual dividend of $1.70 per share. The dividends will be payable when declared by the Board of Directors and will accumulate until paid from the date of the stock's issuance, provided that no Series A-1 Dividend shall be payable on or before the first anniversary date of the Series A-1 issuance date. After holders of the Series A Preferred receive their Senior Series A Preference amount as described above, the holders of the Series A-1 Preferred shall be entitled to receive dividends prior and in preference to any cash dividends or other distributions, until the Series A-1 Preferred Stock dividends are fully paid or declared and cash is reserved for payment. Series A-1 Preferred Stockholders are entitled to receive a liquidation preference of $14.125 per share plus all accumulated, accrued or declared but unpaid dividends.

Each share of Series A-1 Preferred may be converted, from April 2005 through July 2005, at the option of the holder, into Series A Preferred Stock such that the quotient of (X) the New Series Preferred, divided by (Y) all outstanding shares of capital stock of the Company issued and outstanding at the time of conversion, shall equal (i) twenty percent, if the entire number of Series A-1 Shares authorized for issuance have been purchased, and (ii) the pro-rata percentage of twenty percent, if only a portion thereof have been purchased; provided that as a condition to and prior to the date of such conversion, all Series A-1 dividends distributed, or accumulated and undistributed, shall be forfeited in their entirety and refunded to the Company, if already distributed. Presently, 132,744 shares of Series A Preferred Stock and Class B common stock are reserved for the potential conversion of Series A-1 Preferred Stock.

The Company has the right to redeem all, but not less than all, of the Series A-1 Preferred at any time during the six-month period beginning January 31, 2009. The redemption price will be the greater of the then fair market value of the Series A-1 Preferred Stock or $14.125 plus all accumulated, accrued or declared but unpaid dividends per share.

On April 26, 2004, the Company entered into an agreement to issue 141,594 shares of the Company's Series A-1 Preferred Stock for a cash investment of $2,000,000.

On July 15, 2004, the Company entered into an agreement to issue 14,159 shares of the Company's Series A-1 Preferred Stock for a cash investment of $200,000.

On July 27, 2004, the Company entered into an agreement to issue 14,159 shares of the Company's Series A-1 Preferred Stock for a cash investment of $200,000.

On August 9, 2004, the Company entered into an agreement to issue 42,478 shares of the Company's Series A-1 Preferred Stock for a cash investment of 600,000.

On August 10, 2004, the Company entered into an agreement to issue 42,478 shares of the Company's Series A-1 Preferred Stock for a cash investment of 600,000.

NOTE 8 - STOCK OPTION PLAN

The Company has reserved 195,347 shares of Class A common stock to be issued pursuant to the Company's 2003 Stock Incentive Plan. Under the plan, stock options can be granted in two types, Incentive Stock Options and Non-qualified Stock Options. Incentive Stock Options can only be issued to employees of the Company. Non-qualified Stock Options can be issued to anyone who is approved by the committee. The option price per share of common stock purchasable under a stock option shall be determined by the committee at the time of grant but shall be not less than 100% of the fair value of the common stock at the time of grant, in the case of Incentive Stock Options, and not less than 50% of the fair value of the common stock at the time of grant, in the case of Non-Qualified Stock Options. During the current year, 29,000 stock options were granted. At June 30, 2004, no stock options had been exercised, and 166,347 options were outstanding.

NOTE 9 - NET CAPITAL REQUIREMENTS

Powell is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its first twelve months as a registered broker-dealer. Thereafter, this ratio shall not exceed 15 to 1. At June 30, 2004, Powell had regulatory net capital of $658,498, which was $408,498 in excess of its required net capital of $250,000. Powell's percent of aggregate indebtedness to net capital ratio was .78 to 1.

NOTE 10 - GOING CONCERN UNCERTAINTY

As shown in the accompanying financial statements, the Company incurred a net loss of $8,804,490 during the current year and has incurred losses of $13,999,917 since inception. Current economic conditions have limited the ability of the Company to obtain additional equity capital.

In response to economic conditions, management is implementing firm-wide staff reductions and has closed the Company's New York City office. Also, certain other expenses are being eliminated, reduced or postponed. During the months of July and August, 2004, current shareholders invested a total of $400,000 and $1,200,000, respectively, to fund Company operations. Additionally, the Company continues to pursue strategic investors in an effort to raise additional capital sufficient to fund long-term operations.

Because it is unclear whether the Company will be successful in accomplishing these objectives, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SUPPLEMENTAL SCHEDULES

POWELLJOHNSON, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2004

Net Capital	
Total stockholders' equity - PowellJohnson, Inc. (unconsolidated)	$ 2,529,942
Deductions and/or charges:	
Nonallowable assets:	
Receivables from others	(10,338)
Investment in and receivable from subsidiaries	(282,897)
Prepaid expenses	(79,715)
Investment in PCT Publishing, LLC	(75,000)
Furniture, equipment and improvements, net	(1,423,286)
Total deductions and/or charges	(1,871,236)
Net capital before haircuts on securities positions	658,706
Haircuts on securities	(208)
Net Capital	$ 658,498
Aggregate Indebtedness	
Accounts payable and accrued expenses	512,305
Total aggregate indebtedness	$ 512,305
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 408,498
Excess net capital at 1000%	$ 607,267
Percentage of aggregate indebtedness to net capital	0.78

POWELLJOHNSON, INC. AND SUBSIDIARIES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2004

PowellJohnson, Inc. is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

POWELLJOHNSON, INC. AND SUBSIDIARIES

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2004

PowellJohnson, Inc. is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

POWELLJOHNSON, INC. AND SUBSIDIARIES

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF JUNE 30, 2004

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 658,498
Net capital per audit	$ 658,498

POWELLJOHNSON, INC. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

AS OF JUNE 30, 2004

	POWELLJOHNSON, INC.	WEST END PARTNERS, LLC	POWELLJOHNSON INSURANCE AGENCY, INC.	CONSOLIDATING ENTRIES	CONSOLIDATED
TOTAL ASSETS	$ 3,042,247	$ 51,561	$ 1,000	$ (283,897)	$ 2,810,911
TOTAL LIABILITIES	$ 512,305	$ 269,151	$ 2,653	$ (267,897)	$ 516,212
TOTAL STOCKHOLDERS' EQUITY	2,529,942	(217,590)	(1,653)	(16,000)	2,294,699
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,042,247	$ 51,561	$ 1,000	$ (283,897)	$ 2,810,911

POWELLJOHNSON, INC. AND SUBSIDIARIES

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

JUNE 30, 2004

None.

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Board of Directors
PowellJohnson, Inc. and Subsidiaries
Nashville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PowellJohnson, Inc. and Subsidiaries (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. ("NASD") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft Bros., Eastman, Patton & Harrell, PLLC

Nashville, Tennessee
August 10, 2004